

Mail Stop 4720

January 5, 2016

Via E-mail
Michael F. Szymanski
President and Chief Executive Officer
ZAIS Group Holdings, Inc.
Two Bridge Avenue, Suite 322
Red Bank, NJ 07701-1106

> **Re: ZAIS Group Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 22, 2015**
> **File No. 333-208174**

Dear Mr. Szymanski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2015 letter.

Selling Stockholders, page 49

1.   We note your revisions in response to comment 1. Please revise to clarify whether any of your selling shareholders identified as "members of FINRA" are affiliates of broker-dealers or are broker-dealers. If any of your selling shareholders are broker-dealers, please disclose whether such selling shareholders received their securities as compensation for their services.

2.   We note your revisions in response to comment 3. Please disclose the natural persons who exercise sole or shared voting and or dispositive powers over the securities held by EarlyBirdCapital, Inc. Please refer to Regulation S-K Compliance and Disclosure Interpretations 140.02 and 240.04.

Michael F. Szymanski
ZAIS Group Holdings, Inc.
January 5, 2016
Page 2

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Tom Conaghan, Esq.